

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2014

Via E-mail
Gregg D. Adzema
Executive Vice President and Chief
Financial Officer
Cousins Properties Incorporated
191 Peachtree Street NE, Suite 500
Atlanta, Georgia 30303-1740

   Re: **Cousins Properties Incorporated**
       Form 10-K for the fiscal year ended December 31, 2013
       Filed February 13, 2014
       File No. 001-11312

Dear Mr. Adzema:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 2. Properties, page 13</u>

1. We note your response to comment 1 of our comment letter dated May 5, 2011, and we note that you have identified the annualized base rent for your office and retail portfolios on page 14. We also note that, according to footnote (3), these annualized base rent figures do not reflect effective rents as adjusted for items such as free rent concessions. In future Exchange Act periodic reports, please provide disclosure reflecting the quantitative impact of these adjustments, to the extent that your annualized rent figures do not reflect these items, or advise.

Lease Expirations, page 15

2.   We note your tabular disclosure regarding the lease expirations for your office and retail portfolios. In future Exchange Act periodic reports, for each of the years disclosed, please also identify the number of tenants whose leases will expire and the percentage of gross annual rent represented by the expiring leases.

Item 7. Management's Discussion and Analysis of Financial Condition . . . , page 21

3.   In future Exchange Act periodic reports, please compare the rents on new and renewed leases to the prior rents or advise.

Capital Expenditures, page 38

4.   We note your disclosure here of tenant improvement and leasing costs for your entire portfolio on a per square foot basis for the year. In future Exchange Act periodic reports, please separately include this disclosure for both renewals and new leases.

Item 10. Directors, Executive Officers and Corporate Governance, page 43

5.   We note that Item 10 of Form 10-K also requires the disclosure of the information required by Items 407(c)(3), (d)(4) and (d)(5) of Regulation S-K. While we note that your definitive proxy statement includes this disclosure, it does not appear to be incorporated by reference into your Form 10-K. In future Exchange Act periodic reports, please indicate that this information will be incorporated by reference from your proxy statement or disclose the information here.

Item 11. Executive Compensation, page 44

6.   We note that Item 11 of Form 10-K requires the disclosure of the information required by Items 407(e)(4) and 407(e)(5) of Regulation S-K. While we note that you include this disclosure in your definitive proxy statement, it does not appear to be incorporated by reference into your Form 10-K. In future Exchange Act periodic reports, please indicate that this information will be incorporated by reference from your proxy statement or disclose the information here.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or me at (202) 551-3585 with any questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Staff Attorney